Filed pursuant to Rule 253(g)(2)

File No. 024-11356

Supplement No. 3 to Offering Circular Dated January 13, 2021

ORACLE HEALTH, INC., d/b/a FUTURE CARDIA

910 Woodbridge Court

Safety Harbor, FL 34695

(727) 470-3466; www.futurecardia.com

This Offering Circular Supplement No. 3 (the “Supplement”) relates to the Offering Circular of Oracle Health, Inc., d/b/a Future Cardia (the “Company”), dated January 13, 2021 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 4,000,000 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $8,000,000 (the “Offering”).

This Supplement should be read in conjunction with the Offering Circular, the Amended Offering Circular Supplement No. 1 filed on March 12, 2021 and the Offering Circular Supplement No. 2 filed on July 15, 2021 (collectively, the “Prior Supplements”) with the Securities and Exchange Commission (the “SEC”), and is qualified by reference to the Offering Circular and the Prior Supplements except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and the Prior Supplements, and may not be delivered without the Offering Circular and the Prior Supplements.

This Supplement is being filed to include the attached Semi-Annual Report on Form 1-SA and the Special Financial Report on Form 1-K filed by the Company with the SEC on September 28, 2021 and May 20, 2021, respectively. The exhibits to such Form 1-SA are not included with this Supplement and are not incorporated by reference herein.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Offering Circular is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 3 to Offering Circular is October 5, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Oracle Health, Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

910 Woodbridge Court, Safety Harbor, FL 34695

(Full mailing address of principal executive offices)

(727) 470-3466

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or the “Company” refer to Oracle Health, Inc., a Delaware corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business—Risk Factors” included in our Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

Founded on May 9, 2019, we are a medical device technology startup focusing on the development of a tiny insertable cardiac device to monitor heart failure. Our monitoring device is designed to detect signs of heart failure early enough so that non-hospital treatments can be administered and, thus, hospitalizations that typically result from heart failure can be reduced and prevented. Our tiny insertable device, which has not yet been cleared by the FDA, will offer a long-term solution to heart failure monitoring that, we believe, features simplicity, improved accuracy, high patient protocol compliance and hospital economics. Our device is equipped with multi-sensors to track trending changes in heart performance (heart rhythms (ECG), and heart and lung sounds and activities) and monitors heart failure using telemedicine and a cloud-based pattern recognition (machine learning technology).

In summer 2019, we completed the ZeroTo510 Medical Tech Accelerator program (a GAN accelerator) operated by MidSouth Sustainable Energy Solutions, Inc. in Memphis, TN. In August 2019, our concept device was approved by Maastricht University in The Netherlands for animal lab and human testing, and in September 2019, we entered into a research collaboration agreement with Maastricht University for the animal and human testing of our device. In November 2019, we were accepted to Johnson & Johnson’s life sciences incubator, or JLABS, located in the Texas Medical Center in Houston, where we maintain our research office and development facilities under license with the Texas Medical Center.

In May 2020, we were accepted to Tampa Bay Wave Accelerator program (a GAN accelerator). In July 2020, we began discussions with a number of nationally recognized heart failure clinics to discuss the possibility of human trials at one of those clinics. As of the date of this report, we have also signed a confidentiality agreement with a top U.S. medical device manufacturer to discuss the design and engineering of an implantable battery to be used in our device. We also have identified and made arrangements with engineering and data analysis partners for the commercialization of our device. In October 2020, we were accepted to the “bootcamp” program of the TMCx Accelerator at the Texas Medical Center.

We filed a provisional patent application that covers the technology related to our insertable cardiac device, software dashboard, smartphone app and data accumulation techniques in May 2019, and a non-provisional utility patent application was submitted in May 2020 (Patent application No. 62/853,899).

Since our inception, we have devoted substantially all of our efforts to research and development, testing, product engineering and raising capital. Accordingly, we are considered to be in the development stage. We have not generated revenue from operations to date. As of the date of this report, we have raised approximately $4.5 million through private placements and equity crowd funding.

Recent Developments

●	On January 13, 2021, we launched an offering on the Republic platform (accessible at https://republic.co) under Regulation A of Section 3(b) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings, pursuant to which we offered up to 4,000,000 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $8,000,000. On August 25, 2021, we closed our offering on the Republic platform in which we sold approximately 1.6 million shares of common stock for gross proceeds of approximately $3.3 million. We expect to receive the final disbursement of funds and complete the issuance of shares sold in this offering in the next few weeks.

●	In summer 2021, Oracle Health was accepted into the “YCombinator – Summer Batch 2021.” However, we declined participation in favor of our capital raise with investors on the Republic platform then and other venture firms and potential strategic partners.

●	In July 2021, we filed for a second patent that encompasses the wireless antenna technology (Patent application No. 17/443,899). We commenced engineering related to this patent in January 2021 with a contract design firm that specializes in implantable cardiac devices.

●	We expect to submit our insertable cardiac device to the FDA for review under the FDA’s 510k framework around mid-2022, and we are on schedule for a patient ready insertable cardiac device by Q4 2022.

●	We plan to use “Future Cardia” as our trade name, or d/b/a with “Oracle Health, Inc.” to remain as our legal name.

Results of Operations

Six Months Ended June 30, 2021 and 2020

Our company was formed on May 9, 2019 and we began operations on May 6, 2019.

For the six months ended June 30, 2021, we generated no revenue, and our cost of revenue was $0.  Our operating expenses totaled $429,631 which consisted primarily of stock-based compensation of $28,396 related to stock options, salaries and wages of $75,000, professional fees of $94,267, selling and marketing expenses of $283, general and administrative expenses of $28,515, and research and development expenses of $203,170, incurred in connection with general operations. We incurred other expense of $8,499.  As a result of the foregoing, our net loss for the six months ended June 30, 2021 was $438,130.

For the six months ended June 30, 2020, we generated no revenue, and our cost of revenue was $0.  Our operating expenses totaled $369,049 which consisted primarily of stock-based compensation of $276,726 related to stock options, salaries and wages of $60,590, professional fees of $13,357, selling and marketing expenses of $8,400, general and administrative expenses of $9,164, and research and development expenses of $812, incurred in connection with general operations. We incurred other expense of $1,798.  As a result of the foregoing, our net loss for the six months ended June 30, 2020 was $370,847.

Liquidity and Capital Resources

As of June 30, 2021, we had cash in the amount of $521,220 and total liabilities of $769,132, and had cash used in operating activities of $407,148 for the six months ended June 30, 2021. As of December 31, 2020, we had cash in the amount of $328,368 and total liabilities of $766,546, and had cash used in operating activities of $288,708 for the year ended December 31, 2020.

Summary of Cash Flows

As of June 30, 2021, we had approximately $521,220 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2021	2020
Net cash used in operating activities	$(407,148)	$(87,734)
Net cash provided by (used in) investing activities	-	(4,190)
Net cash provided by financing activities	600,000	383,606
Net increase (decrease) in cash and cash equivalents	192,852	291,682
Cash and cash equivalents at beginning of period	328,368	-
Cash and cash equivalent at end of period	$521,220	$291,682

Our net cash used in operating activities for the six months ended June 30, 2021 and 2020 was $407,148 and $87,734, respectively, which consisted of our net loss of $438,130 and $370,847, offset primarily by stock based compensation in the amount of $28,396 and $276,726, respectively.

Our net cash used in investing activities for the six months ended June 30, 2020 was $4,190, representing increases in Due to Shareholder balance.

Our net cash provided by financing activities for the six months ended June 30, 2021 and 2020 was $600,00 and $383,606, respectively, which consisted primarily of cash received for the sale of SAFEs.

Capital Expenditures and Other Obligations

We incurred capital expenditures of $0 and $0 in the six months ended June 30, 2021 and 2020, respectively.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in the notes to our financial statements. We believe that the accounting policies below are critical for one to fully understand and evaluate our financial condition and results of operations.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee’s requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option’s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company’s financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company’s financial statements.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3. Financial Statements

ORACLE HEALTH, INC.

BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(Unaudited)
Assets
Current assets:
Cash	$521,220	$328,368
Total current assets	521,220	328,368
Total Assets	$521,220	$328,368

Liabilities and stockholders’ deficit
Current Liabilities
Accounts payable	$142	$142
Accrued interest	6,884	4,298
Total current liabilities	7,026	4,440

Long-term Liabilities
Convertible notes payable	100,000	100,000
SAFE Agreements	662,106	662,106
Total Liabilities	769,132	766,546

Commitments and Contingencies (Note 7)

Stockholders’ Deficit

Preferred stock, $0.00001 par value, 50,000,000 shares authorized, no shares issued and outstanding	-	-

Common stock, $0.00001 par value, 200,000,000 shares authorized, 8,500,000 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	85	85
Common stock to be issued	600,000	-
Additional paid in capital	407,572	379,176
Accumulated deficit	(1,255,569)	(817,439)
Total Stockholders’ Deficit	(247,912)	(438,178)
Total Liabilities and Stockholders’ Deficit	$521,220	$328,368

The accompanying footnotes are an integral part of these unaudited financial statements

ORACLE HEALTH, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	For the	For the
	Six Months Ended	Six Months Ended
	June 30, 2021	June 30, 2020

Revenue	$-	$-

Operating expenses:
Stock based compensation	28,396	276,726
Salaries and wages	75,000	60,590
Professional fees	94,267	13,357
Sales and marketing	283	8,400
General and administrative	28,515	9,164
Research and development	203,170	812
Total operating expenses	429,631	369,049

Operating loss	(429,631)	(369,049)

Other (expense):
Interest expense	(2,586)	(1,798)
Unrealized loss on due from shareholder	(5,913)	-
Total other (expense)	(8,499)	(1,798)

Net loss	$(438,130)	$(370,847)

Per share information:
Basic weighted average shares outstanding	8,500,000	8,500,000
Diluted weighted average shares outstanding	8,500,000	8,500,000

Net loss per share - basic and diluted	$(0.05)	$(0.04)

The accompanying footnotes are an integral part of these unaudited financial statements

ORACLE HEALTH, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	Common Stock		Common stock	Additional Paid	Accumulated
	Shares	Amount	to be issued	In Capital	Deficit	Total

Balance, January 1, 2020	8,500,000	$85	$-	$-	$(90,119)	$(90,034)

Vesting of stock options	-	-	-	276,726	-	276,726
Net loss	-	-	-	-	(370,847)	(370,847)
Balance, June 30, 2020	8,500,000	$85	$-	$276,726	$(460,966)	$(184,155)

	Common Stock		Common stock	Additional Paid	Accumulated
	Shares	Amount	to be issued	In Capital	Deficit	Total
Balance, January 1, 2021	8,500,000	$85	$-	$379,176	$(817,439)	$(438,178)
Sale of common stock	-	-	600,000	-	-	600,000
Vesting of stock options	-	-	-	28,396	-	28,396
Net loss	-	-	-	-	(438,130)	(438,130)
Balance, June 30, 2021	8,500,000	$85	$600,000	$407,572	$(1,255,569)	$(247,912)

The accompanying footnotes are an integral part of these unaudited financial statements

ORACLE HEALTH, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months	For the Six Months
	Ended	Ended
	June 30, 2021	June 30, 2020
Cash flows from operating activities:
Net loss	$(438,130)	$(370,847)
Adjustment to reconcile net loss to net cash used in operating activities:
Stock based compensation	28,396	276,726
Change in operating assets and liabilities:
Salaries payable	-	4,589
Accrued interest	2,586	1,798
Net cash used in operating activities	(407,148)	(87,734)

Cash flows from investing activities:
Due from shareholder, net	-	(4,190)
Net cash used in investing activities	-	(4,190)

Cash flows from financing activities:
Proceeds from sale of common stock	600,000	-
Proceeds from issuance of SAFE Agreements	-	283,606
Proceeds from issuance of convertible note payable	-	100,000
Net cash provided by financing activities	600,000	383,606

Net change in cash	192,852	291,682
Cash, beginning of period	328,368	-
Cash, end of year	$521,220	$291,682

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying footnotes are an integral part of these unaudited financial statements

ORACLE HEALTH, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Oracle Health, Inc. (the “Company”) was incorporated in Delaware on May 9, 2019. The Company is a healthcare technology company that is developing a digital cardiac monitor. The Company’s products will exploit certain proprietary research carried out by Jaeson Bang, its founder.

Throughout this report, the terms “our,” “we,” “us,” and the “Company” refer to Oracle Health, Inc.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company’s research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made in connection with the accompanying financial statements include the estimate of valuation of stock-based compensation, and valuation allowances against net deferred tax assets.

Financial Instruments

Our financial instruments consist of cash, accounts payable and convertible notes. The carrying values of these instruments approximate fair value due to the short-term maturities of these instruments.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices.

Level 2 - Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 - Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

The Company’s financial instruments consist of cash, accounts payable and convertible notes. The estimated fair value of these financial instruments approximates their carrying amounts due to the short-term nature of these instruments.

Certain non-financial assets are measured at fair value on a nonrecurring basis. Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic impairment tests. These items primarily include long-lived assets and other intangible assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management’s estimate of each asset’s useful life.

Rent

The Company is party to a non-cancellable lease agreement for office space which commenced in January 2020 and had a term of eleven months. The Company is currently on a month-to-month basis with this lease agreement at $515 per month.

Advertising

The Company records advertising expenses in the period incurred.

Research & Development

The Company records research & development expenses in the period incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee’s requisite vesting period. The Company recognizes stock-based compensation for all share-based payment awards made to employees based on the estimated fair values, using the Black-Scholes option pricing model.

Non-employee stock-based compensation is accounted for based on the fair value of the related stock or options. The fair value of options to be granted are estimated on the date of each grant using the Black-Scholes option pricing model and amortized ratably over the option’s vesting periods, which approximates the service period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Loss Per Share

We calculate net loss per share in accordance with ASC Topic 260, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, and diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator. For the six months ended June 30, 2021 and 2020, any equivalents would have been anti-dilutive as we had a loss for the periods then ended. For the six months ended June 30, 2021 and 2020, the following number of potentially dilutive shares have been excluded from diluted net income (loss) since such inclusion would be anti-dilutive:

	Six Months Ended June 30,
	2021	2020

Stock options outstanding	700,000	476,000

Total	700,000	476,000

Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to the ASC Topic 740 Income Taxes. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management does not believe the Company has met the “more likely than not” standard to allow recognition of such an asset.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued that we adopt as of the specified effective date. We believe that the impact of recently issued standards that are not yet effective may have an impact on our results of operations and financial position.

NOTE 2 – GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of June 30, 2021, the Company had an accumulated deficit of $1,255,569 and working capital of $514,194. During six months ended June 30, 2021, the Company used cash in operating activities of $407,148. As of June 30, 2021, the Company had cash of $521,220. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company recognizes it will need to raise additional capital in order to fund operations and meet its payment obligations. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate revenues, become profitable and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Accordingly, the accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – RELATED PARTY TRANSACTIONS

Due from Shareholder

Our founding shareholder, who is also our CEO, periodically receives advances and reimbursements from the Company for expenses incurred on behalf of the Company. The total net advances due from our founding shareholder as of June 30, 2021 and December 31, 2020 were $5,913 and $54,996, respectively.

The Company recorded a full valuation allowance against the due from shareholder as of June 30, 2021, recording an unrealized loss on due from shareholder of $5,913 and reducing the net balance of $5,913 to $0. Our founding shareholder does not anticipate taking additional advances in the future.

Employment Agreement

The Company entered into an informal employment agreement with its CEO on January 1, 2020, which includes an annual base salary of $120,000. On January 30, 2021, the board of directors approved a formal Employment Agreement which was executed on February 1, 2021, which increased his base annual salary to $150,000 effective January 1, 2021.

NOTE 4 – NOTES PAYABLE

Convertible Note Payable

On February 21, 2020, the Company issued a convertible promissory note in exchange for $100,000 (“the Note”). The Note bears an interest rate of 5% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due. The Note will convert under certain pre-defined condition such as a Qualified Equity Financing or Change of Control. Upon conversion, the Note will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Next Round Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing. The Company accrued $6,884 and $4,298 in interest associated with the Note as of June 30, 2021 and December 31, 2020, respectively.

CARES Act and Grant

In 2020, the Company received an Economic Injury Disaster Loan Advance under the Paycheck Protection Program provision of the CARES Act. The advance does not have to be repaid and bears no interest. The Company received $4,000 from this program in May 2020 and has included this amount as a reduction in salaries and wages on the statement of operations for the six months ended June 30, 2020.

The Company also received a local city grant of $2,000 in July 2020.

SAFE Agreements

During 2020 and 2019, the Company issued Simple Agreements for Future Equity (“SAFE”). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe price (price per share equal to the valuation capitalization divided by the total capitalization of the Company); and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation capitalization (ranging from $1,666,666 and $5,000,000); or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement (“Purchase Amount”) or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization (“Liquidity Price”) (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company’s available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of June 30, 2021, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company had $662,106 of SAFE obligations outstanding as of June 30, 2021 and December 31, 2020, with a valuation caps ranging from $1,666,666 and $5,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statements of operations. The Company has determined that the fair value at the date of issuance, and as of June 30, 2021 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the six months ended June 30, 2021.

NOTE 5 – STOCKHOLDERS’ DEFICIT

Preferred stock

As per our Amended and Restated Certificate of Articles of Incorporation dated October 22, 2020, we are authorized to issue up to 50,000,000 shares of preferred stock. Our certificate of incorporation authorize our board of directors to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Common stock

Under our Amended and Restated Certificate of Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of $0.00001 par value Common Stock. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

On May 9, 2019, the Company issued 8,500,000 common shares to its founder at an aggregate price of $85.

On April 28, 2021, the Company received aggregate proceeds of $600,000 for the sale of a total of 300,000 common shares at $2.00 per share under the Offering Circular of the Company dated January 13, 2021, relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 4,000,000 shares of common stock at an offering price of $2.00 per share for aggregate maximum gross proceeds of $8,000,000 (the “Offering”). These shares have not yet been issued as of the date of this filing and have been included with Common Stock to be Issued on the accompanying balance sheet as of June 30, 2021.

On August 25, 2021, we closed the Offering in which we sold an aggregate of 1,600,000 shares of common stock for gross proceeds of $3,300,000.

As of June 30, 2021 and December 31, 2020, the number of common shares issued and outstanding was 8,500,000, respectively.

NOTE 6 – STOCK OPTIONS

In 2020, the Board of Directors adopted the 2020 Equity Incentive Plan (“the Plan”). The Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 1,500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During 2020, the Company granted 700,000 stock options under the Plan to seven of our advisors. The granted options had an exercise price of $0.59 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and ranged from 100% immediate vesting to vesting over a four-year period.

The total grant date fair value of options granted was $407,573.

The following is a summary of outstanding stock options issued as of June 30, 2021:

	Number of Options	Exercise Price per Share	Average Remaining Term in Years

Outstanding, December 31, 2020	700,000	$0.59	9.15
Granted	-	-	-
Exercised	-	-	-
Outstanding, June 30, 2021	700,000	$0.59	8.65

Vested and expected to vest, June 30, 2021	700,000	$0.59	8.65
Exercisable, June 30, 2021	700,000	$0.59	8.65

Stock option expense for the six months ended June 30, 2021 and 2020 was $28,396 and $276,726, respectively. No unamortized stock compensation remains as of June 30, 2021.

The stock options were valued using the Black-Scholes pricing model as indicated below:

Expected life (years)	5.19
Risk-free interest rate	1.37%
Expected volatility	217%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is party to a non-cancellable operating lease agreement for office space. The lease commenced in January 2020 with a term of eleven months at $500 per month and is currently on a month-to-month basis at $515 per month beginning January 2021.

On January 8, 2021, the Company paid $100,000 pursuant to a development agreement with a consultant dated January 5, 2021.

The agreement includes design work by the consultant over the following 18 months at a total cost of approximately $2 million to deliver an implantable device suitable for patients under FDA guidelines.

NOTE 8 – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before the date that the financial statements were available to be issued. Based on this evaluation, other than the event below, no additional material events were identified which require adjustment or disclosure in the financial statements.

On August 25, 2021, we closed our Offering in which we sold an aggregate of 1,600,000 shares of common stock for gross proceeds of $3.3 million (see Note 5).

Item 4. Exhibits

Exhibit No.	Description
2.1*	Amended and Restated Certificate of Incorporation of Oracle Health, Inc. (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
2.2*	Amended and Restated Bylaws of Oracle Health, Inc. (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.1*	Form of Simple Agreement for Future Equity (SAFE) (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.2*	Form of Convertible Note (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on October 29, 2020)
3.3*	Form of Crowd Note (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on October 29, 2020)
4.1*	Form of Subscription Agreement for the Regulation A Offering (incorporated by reference to Exhibit 4.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.1*	Patent Assignment Agreement, dated June 19, 2020, between Jaeson Bang, R. Maxwell Flaherty, J. Christopher Flaherty and Oracle Health, Inc. (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.2*	Patent Assignment Agreement, dated September 9, 2020, between Jaeson Bang and Oracle Health, Inc. (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.3*	IP License Agreement between Oracle Health, Inc. and Jaeson Bang dated September 21, 2020 (incorporated by reference to Exhibit 6.3 to Amendment No. 1 to the Offering Statement on Form 1-A/A filed on December 11, 2020)
6.4	Patent Assignment Agreement, dated April 19, 2021, between Jaeson Bang and Oracle Health, Inc.
6.5*	License Agreement, dated November 18, 2019, between Oracle Health, Inc. and Texas Medical Center (i.e., Johnson & Johnson Innovation LLC (JLABS) License Agreement) (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.6*	Research Collaboration Agreement dated September 21, 2019, between Oracle Health, Inc. and Maastricht University (incorporated by reference to Exhibit 6.5 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.7*	Agreement between Tampa By Wave and Oracle Health, Inc. dated April 27, 2020 (incorporated by reference to Exhibit 6.6 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.8*	Listing Agreement, dated January 7, 2021, between OpenDeal Broker LLC and Oracle Health, Inc. (incorporated by reference to Exhibit 6.8 to Amendment No. 3 to the Offering Statement on Form 1-A/A filed on January 12, 2021)
6.9*	TMCx Accelerator Program Participation Agreement, dated October 5, 2020 (incorporated by reference to Exhibit 6.9 to the Offering Statement on Form 1-A filed on October 29, 2020)
6.10	Executive Employment Agreement dated February 1, 2021 between Oracle Health, Inc. and Jaeson Bang
8.1*	Escrow Services Agreement, dated January 11, 2021, between Prime Trust LLC and Oracle Health, Inc. (incorporated by reference to Exhibit 8.1 to Amendment No. 4 to the Offering Statement on Form 1-A/A filed on January 12, 2021)
15.1	Oracle Health, Inc. Equity Incentive Plan
15.2	Form of Stock Option Agreement (Oracle Health, Inc. Equity Incentive Plan)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2021	Oracle Health, INC.

/s/ Jaeson Bang
	Name:	Jaeson Bang
	Title:	Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−K

SPECIAL FINANCIAL REPORT

For the fiscal year ended December 31, 2020

Oracle Health, Inc.

(Exact name of issuer as specified in its charter)

Delaware	84-1730527
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

910 Woodbridge Court, Safety Harbor, FL 34695

(Full mailing address of principal executive offices)

727-470-3466

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
4,000,000 Shares of Common Stock at $2.00 per Share

EXPLANATORY NOTE

We are filing this Special Financial Report on Form 1-K pursuant to Rule 257(b)(2) of Regulation A promulgated under the Securities Act of 1933, as amended because the offering statement on Form 1-A, which was qualified by the U.S. Securities and Exchange Commission on January 13, 2021, relating to our best efforts offering of up to 4,000,000 shares of our common stock, did not contain audited financial statements for our most recent fiscal year ended December 31, 2020, which is the fiscal year preceding the fiscal year in which the offering statement became qualified.

ITEM 7. FINANCIAL STATEMENTS

ORACLE HEALTH, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020

Independent Auditors’ Report

To the shareholder of

Oracle Health, Inc.

We have audited the accompanying financial statements of Oracle Health, Inc. (the Company), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, stockholders’ deficit and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a incurred net losses from inception and has a net stockholders’ deficit all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

The financial statements of the Company for the year ended December 31, 2019, were audited by another auditor, who expressed an unmodified opinion on those statements on October 14, 2020.

/s/ Turner, Stone & Company, L.L.P.

Dallas, Texas

Certified Public Accountants

May 10, 2021

ORACLE HEALTH, INC.
BALANCE SHEETS

	December 31,	December 31,
	2020	2019

Assets
Current assets:
Cash	$328,368	$-
Due from shareholder	-	29,966
Total current assets	328,368	29,966

Total Assets	$328,368	$29,966

Liabilities and stockholders’ deficit
Current Liabilities
Accounts payable	$142	$-
Accrued interest	4,298	-
Total current liabilities	4,440	-

Long-term Liabilities
Convertible notes payable	350,000	-
SAFE Agreements	412,106	120,000
Total Liabilities	766,546	120,000

Commitments and Contingencies (Note 7)

Stockholders’ Deficit

Preferred stock, $0.00001 par value, 50,000,000 shares authorized, no shares issued and outstanding	-	-

Common stock, $0.00001 par value, 200,000,000 shares authorized, 8,500,000 shares issued and outstanding	85	85
Additional paid in capital	379,176	-
Accumulated deficit	(817,439)	(90,119)
Total Stockholders’ Deficit	(438,178)	(90,034)
Total Liabilities and Stockholders’ Deficit	$328,368	$29,966

The accompanying footnotes are an integral part of these financial statements

ORACLE HEALTH, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2020	For the Period from May 9, 2019 (inception) to December 31, 2019

Revenue	$-	$-

Operating expenses:
Stock based compensation	379,176	-
Salaries and wages	120,000	-
Professional fees	114,265	62,709
Sales and marketing	12,948	3,659
General and administrative	30,925	21,260
Research and development	16,712	2,491

Total operating expenses	674,026	90,119

Operating loss	(674,026)	(90,119)

Other income (expense):
Interest expense	(4,298)	-
Unrealized loss on due from shareholder	(54,996)	-
Other income	6,000	-
Total other income (expense)	(53,294)	-

Net loss	$(727,320)	$(90,119)

Per share information:
Basic weighted average shares outstanding	8,500,000	8,500,000
Diluted weighted average shares outstanding	8,500,000	8,500,000

Net loss per share - basic and diluted	$(0.09)	$(0.01)

The accompanying footnotes are an integral part of these financial statements

ORACLE HEALTH, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the Year Ended December 31, 2020 and the Period from May 9, 2019 (inception) to December 31, 2019

	Common Stock		Additional Paid	Accumulated
	Shares	Amount	In Capital	Deficit	Total
Balance, May 9, 2019 (inception)	-	$-	$-	$-	$-

Issuance of common stock	8,500,000	85	-	-	85
Net loss	-	-	-	(90,119)	(90,119)
Balance, December 31, 2019	8,500,000	85	-	(90,119)	(90,034)

Stock based compensation	-	-	379,176	-	379,176
Net loss	-	-	-	(727,320)	(727,320)
Balance, December 31, 2020	8,500,000	$85	$379,176	$(817,439)	$(438,178)

The accompanying footnotes are an integral part of these financial statements

ORACLE HEALTH, INC.

STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2020 and the Period from May 9, 2019 (inception) to December 31, 2019

	For the Year Ended December 31, 2020	For the Period from May 9, 2019 (inception) to December 31, 2019
Cash flows from operating activities:
Net loss	$(727,320)	$(90,119)
Adjustment to reconcile net loss to net cash used in operating activities:
Stock based compensation	379,176	-
SAFE Agreements issued for services	-	50,000
Unrealized loss on due from shareholder	54,996
Change in operating assets and liabilities:
Accounts payable	142	-
Accrued interest	4,298	-
Net cash used in operating activities	(288,708)	(40,119)

Cash flows from investing activities:
Due from shareholder, net	(25,030)	(29,966)

Net cash used in investing activities	(25,030)	(29,966)

Cash flows from financing activities:
Issuance of common stock	-	85
Proceeds from issuance of SAFE Agreements	292,106	70,000
Proceeds from issuance of convertible note payable	350,000	-
Net cash provided by financing activities	642,106	70,085

Net change in cash	328,368	-
Cash, beginning of period	-	-
Cash, end of year	$328,368	$-

Supplemental disclosure of cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Issuance of SAFE Agreement for services	$-	$50,000

The accompanying footnotes are an integral part of these financial statements

ORACLE HEALTH, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Oracle Health, Inc. (the “Company”) was incorporated in Delaware on May 9, 2019. The Company is a healthcare technology company that is developing a digital cardiac monitor. The Company’s products will exploit certain proprietary research carried out by Jaeson Bang, its founder.

Throughout this report, the terms “our,” “we,” “us,” and the “Company” refer to Oracle Health, Inc.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company’s research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made in connection with the accompanying financial statements include the estimate of valuation of stock-based compensation, and valuation allowances against net deferred tax assets.

Financial Instruments

Our financial instruments consist of cash, accounts payable and convertible notes. The carrying values of these instruments approximate fair value due to the short-term maturities of these instruments.

Fair Value Measurements

Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements. Specifically, ASC 820 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs. ASC 820 defines the hierarchy as follows:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in Level 1 are highly liquid and actively traded instruments with quoted prices.

Level 2 - Pricing inputs are other than quoted prices in active markets but are either directly or indirectly observable as of the reported date. The types of assets and liabilities in Level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Level 3 - Significant inputs to pricing that are unobservable as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

The Company’s financial instruments consist of cash, accounts payable and convertible notes. The estimated fair value of these financial instruments approximates their carrying amounts due to the short-term nature of these instruments.

Certain non-financial assets are measured at fair value on a nonrecurring basis. Accordingly, these assets are not measured and adjusted to fair value on an ongoing basis but are subject to periodic impairment tests. These items primarily include long-lived assets and other intangible assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Property and Equipment

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management’s estimate of each asset’s useful life.

Rent

The Company is party to a non-cancellable lease agreement for office space. The lease commenced in January 2020 and has a term of eleven months. Future minimum payments due in 2020 amount to $5,500. The Company is currently on a month-to-month basis with this lease agreement.

Advertising

The Company records advertising expenses in the period incurred.

Research & Development

The Company records research & development expenses in the period incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee’s requisite vesting period. The Company recognizes stock-based compensation for all share-based payment awards made to employees based on the estimated fair values, using the Black-Scholes option pricing model.

Non-employee stock-based compensation is accounted for based on the fair value of the related stock or options. The fair value of options to be granted are estimated on the date of each grant using the Black-Scholes option pricing model and amortized ratably over the option’s vesting periods, which approximates the service period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Loss Per Share

We calculate net loss per share in accordance with ASC Topic 260, Earnings per Share. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period, and diluted earnings per share is computed by including common stock equivalents outstanding for the period in the denominator. For the year ended December 31, 2020, any equivalents would have been anti-dilutive as we had a loss for the period then ended. For the years ended December 31, 2020 and 2019, the following number of potentially dilutive shares have been excluded from diluted net income (loss) since such inclusion would be anti-dilutive:

	Year Ended December 31,
	2020	2019

Stock options outstanding	651,000	-

Total	651,000	-

Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to the ASC Topic 740 Income Taxes. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against the deferred tax asset if management does not believe the Company has met the “more likely than not” standard to allow recognition of such an asset.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued that we adopt as of the specified effective date. We believe that the impact of recently issued standards that are not yet effective may have an impact on our results of operations and financial position.

NOTE 2 – GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

As of December 31, 2020, the Company had an accumulated deficit of $817,439 and working capital of $323,928. During year ended December 31, 2020, the Company used cash in operating activities of $288,708. As of December 31, 2020, the Company had cash of $328,368. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company recognizes it will need to raise additional capital in order to fund operations and meet its payment obligations. There is no assurance that additional financing will be available when needed or that management will be able to obtain financing on terms acceptable to the Company and whether the Company will generate revenues, become profitable and generate positive operating cash flow. If the Company is unable to raise sufficient additional funds on favorable terms, it will have to develop and implement a plan to further extend payables and to raise capital through the issuance of debt or equity on less favorable terms until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful.

Accordingly, the accompanying financial statements have been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The carrying amounts of assets and liabilities presented in the financial statements do not necessarily represent realizable or settlement values. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 – RELATED PARTY TRANSACTIONS

Due from Shareholder

Our founding shareholder, who is also our CEO, periodically receives advances and reimbursements from the Company for expenses incurred on behalf of the Company. The total net advances due from our founding shareholder as of December 31, 2020 and 2019 were $54,996 and $29,966, respectively.

The Company recorded a full valuation allowance against the due from shareholder as of December 31, 2020, recording an unrealized loss on due from shareholder of $54,996 and reducing the net balance of $54,996 to $0. Our founding shareholder does not anticipate taking additional advances in the future.

Employment Agreement

The Company entered into an informal employment agreement with its CEO on January 1, 2020, which includes an annual base salary of $120,000. A formal Employment Agreement was executed on February 1, 2021, which increased his base annual salary to $150,000 effective January 1, 2021.

NOTE 4 – NOTES PAYABLE

Convertible Notes Payable

On February 21, 2020, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 5% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 12, 2020, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 25, 2020, the Company issued a convertible promissory note in exchange for $50,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

The above convertible notes payable will convert under certain pre-defined condition such as a Qualified Equity Financing or Change of Control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Next Round Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

The Company accrued $4,298 in interest associated with these convertible notes payable as of December 31, 2020.

CARES Act and Grant

In 2020, the Company received an Economic Injury Disaster Loan Advance under the Paycheck Protection Program provision of the CARES Act. The advance does not have to be repaid and bears no interest. The Company received $4,000 from this program and has included this amount in other income on the statement of operations for the year ended December 31, 2020.

The Company also received a local city grant of $2,000, which is also included in other income for the year ended December 31, 2020.

SAFE Agreements

During 2020 and 2019, the Company issued Simple Agreements for Future Equity (“SAFE”). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe price (price per share equal to the valuation capitalization divided by the total capitalization of the Company); and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation capitalization (ranging from $1,666,666 and $5,000,000); or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement (“Purchase Amount”) or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization (“Liquidity Price”) (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company’s available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company had $412,106 and $120,000 of SAFE obligations outstanding as of December 31, 2020 and 2019, with a valuation caps ranging from $1,666,666 and $5,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statements of operations. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2020.

Non-Monetary Exchange

In 2019, the Company issued a $50,000 SAFE agreement to Midsouth Sustainable Energy Solutions, Inc. in exchange for business training, coaching, mentoring, and networking. The items received in this exchange were charged to the professional fees on the statement of operations.

NOTE 5 – STOCKHOLDERS’ DEFICIT

Preferred stock

As per our Amended and Restated Certificate of Articles of Incorporation dated October 22, 2020, we are authorized to issue up to 50,000,000 shares of preferred stock. Our certificate of incorporation authorize our board of directors to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Common stock

Under our Amended and Restated Certificate of Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of $0.00001 par value Common Stock. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

On May 9, 2019, the Company issued 8,500,000 shares to its founder at an aggregate price of $85.

As of December 31, 2020 and 2019, the number of common shares issued and outstanding was 8,500,000.

NOTE 6 – STOCK OPTIONS

In 2020, the Board of Directors adopted the 2020 Equity Incentive Plan (“the Plan”). The Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 1,500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During 2020, the Company granted 700,000 stock options under the Plan to seven of our advisors. The granted options had an exercise price of $0.59 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and ranged from 100% immediate vesting to vesting over a four-year period.

The total grant date fair value of options granted was $407,573 for the year ended December 31, 2020.

The following is a summary of outstanding stock options issued as of December 31, 2020:

	Number of Options	Exercise Price per Share	Average Remaining Term in Years

Outstanding, December 31, 2019	-	-	-
Granted	700,000	$0.59	10.00
Exercised	-	-	-
Outstanding, December 31, 2020	700,000	$0.59	9.15

Vested and expected to vest, December 31, 2020	651,000	$0.59	9.15
Exercisable, December 31, 2020	651,000	$0.59	9.15

Stock option expense for the year ended December 31, 2020 and 2019 was $379,176 and $0, respectively. The Company will recognize the remaining $28,397 value of the options through 2021.

The stock options were valued using the Black-Scholes pricing model as indicated below:

December 31, 2020

Expected life (years)	5.19
Risk-free interest rate	1.37%
Expected volatility	217%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is party to a non-cancellable operating lease agreement for office space. The lease commenced in January 2020 with a term of eleven months at $500 per month and is currently on a month-to-month basis at $515 per month beginning January 2021.

NOTE 8 – INCOME TAXES

The Company accounts for income taxes under ASC 740-10, which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows:

	2020	2019

U.S. federal statutory rate	21.0%	21.0%
Effects of:
State taxes, net of federal benefit	3.5%	3.5%
Stock based compensation	(12.8%)	-
Other permanent differences	(1.9%)	-
Valuation allowance	(9.8%)	(24.5%)

Effective tax provision (benefit) rate	0.0%	0.0%

Significant components of the Company’s deferred tax assets as of December 31, 2020 and 2019 are summarized below.

	2020	2019
Deferred tax assets:
Net operation loss carryforwards	$96,000	$24,000
Total deferred tax asset	96,000	24,000
Valuation allowance	(96,000)	(24,000)
	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable loss for the year ended December 31, 2020. The Company has no history of generating taxable income. Therefore, a valuation allowance of $103,000 and $24,000 was recorded as of December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 27%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. Future utilization of the net operating loss carry forwards is subject to certain limitations under Section 382 of the Internal Revenue Code. As of December 31, 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of approximately $380,000.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to franchise tax filing requirements in the State of Delaware.

NOTE 9 – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before the date that the financial statements were available to be issued, which was May 10, 2021. Based on this evaluation, other than the events below, no additional material events were identified which require adjustment or disclosure in the financial statements.

On January 8, 2021, the Company paid $100,000 pursuant to a development agreement with a consultant dated January 5, 2021. The agreement includes design work by the consultant over the following 18 months at a total cost of approximately $2 million to deliver an implantable device suitable for patients under FDA guidelines.

On January 30, 2021, the board of directors approved an Employment Agreement with our CEO which was executed on February 1, 2021 (see Note 3).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Safety Harbor, County of Pinellas, State of Florida, on May 20, 2021.

ORACLE HEALTH, INC.

By:	/s/ Jaeson Bang
Name:	Jaeson Bang
Title:	CEO and President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Jaeson Bang	CEO, President, Secretary, Treasurer and Director (principal executive officer and principal financial and accounting officer)	May 20, 2021
Jaeson Bang